INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

June 18, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 3

Filed June 6, 2013

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on June 17, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013. Below are answers to the issues we discussed:

1.                  The last sentences of footnotes 3 and 8 to the Fees and Expenses Table will be changed to begin as follows (revised language underlined): “Since we project that we will not reach $75 million in net assets until June 2014 . . ..”

2.                  The following sentence in “Note 4. Related Party Transactions” to the financial statements has been changed to read as follows (added language underlined):

Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

3.                  The last sentence in the first paragraph under the heading “Expense Reimbursement Agreement” in “Note 4. Related Party Transactions” to the financial statements has been changed to read as follows (corrected language underlined):

As of March 31, 2013, the Manager was indebted to the Fund for $1.9 million of expense reimbursements under the expense reimbursement agreement, and the Fund was indebted to the Manager for $1.3 under the investment advisory agreement; therefore, the Fund has recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 18, 2013

4.                  The Company confirms that it will monitor its progress in its continuous offering, and will modify its fees and expenses table by a prospectus supplement if the Company is not on track to meet its capital raising goals.

5.                  The Company will amend its investment advisory agreement to add a three year limit on the time by which the Company may reimburse the Manager for any offering or organizational expenses which otherwise reimbursable by the Manager. The amended investment advisory agreement will be filed with the SEC as an exhibit, either to a Form 8-K or another post-effective amendment to its Form N-2 registration statement.

6.                  The Company will amend “Note 4. Related Party Transactions” to its December 31, 2012 and March 31, 2013 financial statements to include a table and related verbiage showing the dates of expiration of its obligation to reimburse the Manager for offering and organization expenses pursuant to its investment advisory agreement, as amended per the prior paragraph. The sample of the verbiage that would added to the financial statements for the year ended December 31, 2012 is attached hereto as Exhibit A.

7.                  The Company has amended Note 9 to the Fees and Expenses table to add the following language:

“In the year ended December 31, 2012 and the three months ended March 31, 2013, our ratio of operating expenses to average net assets was (3.6%) and 3.16%, respectively, after including reimbursements under the expense reimbursement agreement, and would have been 45.04% and 19.36%, respectively, without including reimbursements under the expense reimbursement agreement. Offering expenses are included in operating expenses in our financial statements, but are included in shareholder transaction expenses and not annual expenses in the table above.”

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 18, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 17, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 18, 2013

Exhibit A

The Fund’s obligation to reimburse the Manager for organizational and offering costs expires three years from the date of the expense. The Company’s $1.3 million payable to the Manager at December 31, 2012 expires as follows (amounts in thousands):

December 31,	2013	2014	2015	Total
	$105	$831	$369	$1,305